Mail Stop 3561

April 28, 2008

Mr. Shawn Pecore
c/o Wyoming Corporate Services, Inc.
2710 Thomes Avenue
Cheyenne, Wyoming 82001

Re: Hillholm Acquisition, Inc. (File No. 000-52965)
Petman Acquisition, Inc. (File No. 000-52966)
Ashwood Acquisition, Inc. (File No. 000-52967)
Pendrith Acquisition, Inc. (File No. 000-52968)
Kempsell Acquisition, Inc. (File No. 000-52969)
Filed February 19, 2008

Dear Mr. Pecore:

        We have completed our review of your Forms 10-SB and have no further
comments at this time.

                                                    Sincerely,

                                                    John Reynolds
                                                    Assistant Director